

05043774

TED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23744

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/04 (MM/DD/YY) AND ENDING 03/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
NORDBERG CAPITAL INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

641 LEXINGTION AVENUE
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Brown 212-803-8130
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

O'Connor Davies Munns & Dobbins, LLP
(Name – *if individual, state last, first, middle name*)

60 East 42nd Street (Address) New York (City) NY (State) 10165 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 10 2005
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION RECEIVED JUL 07 2005 WASH, D.C. 198

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, H. GERALD NORDBERG, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NORDBERG CAPITAL INC., as of March 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chairman
Title

Notary Public

WAYNE M. BLACKWELL
Notary Public, State of New York
No. 01BL6047476
Qualified in Queens County
Certificate Filed in New York County
Commission Expires Nov. 11, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORDBERG CAPITAL INC.
(a wholly owned subsidiary of
Nordberg Capital Group, Inc.)

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

MARCH 31, 2005



O'Connor Davies Munns & Dobbins, llp
ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Nordberg Capital Inc.

We have audited the accompanying statement of financial condition of Nordberg Capital Inc. (a wholly owned subsidiary of Nordberg Capital Group Inc.) as of March 31, 2005, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nordberg Capital Inc. as of March 31, 2005, and the results of its operations, its changes in stockholder's equity, and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in supplementary schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole, and in conformity with the rules of the Securities and Exchange Commission.

O'Connor Davies Munns & Dobbins, LLP

May 13, 2005
New York, NY

NORDBERG CAPITAL INC.
(a wholly owned subsidiary of
Nordberg Capital Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2005

ASSETS

Cash and cash equivalents	$ 7,226
Receivable from broker dealer-clearance account	132,584
Miscellaneous receivable	138,904
Securities owned, at market value	255,839
Furniture, equipment and leasehold improvements, net of accumulated depreciation	24,913
Other assets	84,103
Total assets	643,569

LIABILITIES AND STOCKHOLDERS EQUITY

Liabilities	
Accounts payable and accrued expenses	11,734
Total liabilities	11,734
Stockholder's equity	
Common stock	10,000
Paid-in capital	3,723,290
Accumulated deficit	(3,101,455)
Total stockholder's equity	631,835
Total liabilities and stockholders equity	$ 643,569

See notes to financial statements

NORDBERG CAPITAL INC.
(a wholly owned subsidiary of
Nordberg Capital Group, Inc.)

STATEMENT OF OPERATIONS

YEAR ENDED MARCH 31, 2005

Revenue	
Commissions	$ 473,695
Interest and dividends	1,381
Gain on firm securities trading account	88,916
Investment banking fees and other	48,500
Total revenue	612,492
Expenses	
Employee compensation	255,932
Benefits	82,662
Clearance charges	120,828
Communications	33,385
Occupancy	199,435
Equipment rental	19,590
Interest	326
Taxes, other than income	22,783
Travel and entertainment	60,097
Professional fees	67,781
Other operating expenses	104,019
Total expenses	966,838
Net loss	$ (354,346)

See notes to financial statements

NORDBERG CAPITAL INC.
(a wholly owned subsidiary of
Nordberg Capital Group, Inc.)

STATEMENT OF CASH FLOWS

YEAR ENDED MARCH 31, 2005

Cash flows from operating activities	
Net loss	$ (354,346)
Adjustments to reconcile net loss to net cash (used in) operating activities	
Depreciation and amortization	3,990
Net change in operating assets and liabilities	
Receivable from clearing broker	(42,299)
Other assets	580
Accounts payable and accrued expenses	(6,715)
Net cash (used in) operating activities	$ (398,790)
Cash flows from investing activities	
Purchase of furniture, fixtures and leasehold improvements	$ (2,118)
Net proceeds of securities owned	240,870
Net cash provided by investing activities	$ 238,752
Cash flows from financing activities	
Capital contributed	150,000
Net cash provided by financing activities	$ 150,000
Net (decrease) in cash and cash equivalents	$ (10,038)
Cash and cash equivalents, beginning of year	$ 17,264
Cash and cash equivalents, end of year	$ 7,226

See notes to financial statements

NORDBERG CAPITAL INC.
(a wholly owned subsidiary of
Nordberg Capital Group, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY

YEAR ENDED MARCH 31, 2005

	Common Stock	Paid-in Capital	Accumulated Deficit	Total
Balance, April 1, 2004	$ 10,000	$ 3,573,290	$ (2,747,109)	$ 836,181
Capital Contributed		150,000		150,000
Net loss			(354,346)	(354,346)
Balance March 31, 2005	$ 10,000	$ 3,723,290	$ (3,101,455)	$ 631,835

See notes to financial statements

NORDBERG CAPITAL INC.
(a wholly owned subsidiary of
Nordberg Capital Group, Inc.)

NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Description of Business

Nordberg Capital Inc. (the Company) is a wholly owned subsidiary of Nordberg Capital Group Inc. (the Parent). The Company is a registered broker and dealer under the Securities Exchange Act of 1934. Pursuant to an agreement between the Company and Bear Stearns & Co., Inc., all securities transactions of the Company, its officers and customers, are introduced to and cleared on a fully disclosed basis through Bear Stearns & Co., Inc. The Company is exempt from the provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by Bear Stearns & Co., Inc.

Securities Transactions

Securities transactions and related commissions are recorded on a trade date basis, because substantially all the efforts in generating the commissions have been completed.

Securities Owned

Securities owned are valued at market value based upon quoted market prices on the principal exchange on which such shares are traded, with related changes in market value included in net trading profit as shown in the statement of operations.

Receivable from Clearing Broker

Amounts receivable from clearing broker include amounts for customers' transactions which are collateralized by customers' securities.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost. Depreciation is provided under the straight-line method over the estimated lives of the related assets.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NORDBERG CAPITAL INC.
(a wholly owned subsidiary of
Nordberg Capital Group, Inc.)

NOTES TO FINANCIAL STATEMENTS
(Continued)

1. Summary of Significant Accounting Policies

Income Taxes

The Company is included in the consolidated federal income tax returns filed by its parent. The provision for income taxes is based on the Company's share of the consolidated income tax. The parent has an intercompany tax sharing agreement to provide a current tax benefit to those companies with current tax losses to the extent they will be utilized on the consolidated federal income tax returns.

Deferred income taxes result from the temporary differences relating to the tax basis of assets and liabilities and their reported amounts in the financial statements. Valuation allowances are provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

2. Securities Owned

A summary of securities as of March 31, 2005 follows:

Investments	Shares	Cost	Market
Treasury Reserve Fund	132,255	$132,255	$132,255
OxiGene, Inc.	30,000	53,800	122,400
Psion plc	1,000	3,775	1,184
		$189,830	$255,839

3. Furniture, Equipment and Leasehold Improvements

As of March 31, 2005, furniture, equipment and leasehold improvements consist of the following:

Furniture and equipment	$117,835
Less: Accumulated depreciation and amortization	(92,922)
	$ 24,913

Depreciation and amortization expense during 2005 amounted to $3,990.

NORDBERG CAPITAL INC.
(a wholly owned subsidiary of
Nordberg Capital Group, Inc.)

NOTES TO FINANCIAL STATEMENTS
(Continued)

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commissions Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of March 31, 2005, the company had net capital of $351,072 which was $251,072 in excess of its required net capital. The company's net capital ratio was .05 to 1.

5. Income Taxes

The Company files its tax return on a consolidated basis with its Parent. The Company has a net operating loss carryforward of approximately $1,500,000. Tax benefits associated with the net operating losses have been provided for at the company level net of an full valuation allowance.

6. Commitments

The Company leases office space on a month to month basis. Rent expense for the year ended March 31, 2005 amounted to approximately $199,400.

Additionally, the Company leases various office equipment on a monthly basis.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF MARCH 31, 2005

Schedule I

NORDBERG CAPITAL INC.
(a wholly owned subsidiary of
Nordberg Capital Group, Inc.)

SCHEDULE OF COMPUTATION OF NET CAPITAL UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

AS OF MARCH 31, 2005

Net Capital		
Total stockholders' equity		$631,835
Less: deductions and/or charges:		
Non-allowable assets:		
Miscellaneous receivable	$138,904	
Furniture, equipment and leasehold improvements	24,913	
Other assets	84,103	247,920
Net capital before haircuts on securities positions		383,915
Haircuts on securities		
Trading and investment securities		32,843
Net capital		351,072
Computation of Basic Net Capital Requirement		
Minimum net capital required (the greater of 6-2/3% of aggregate indebtedness or $100,000)		100,000
Excess net capital		$ 251,072
Computation of Aggregate Indebtedness		
Total aggregate indebtedness liabilities		$ 11,734
Percent of aggregate indebtedness to net capital		5%

Reconciliation of Computation of Net Capital
Under Securities and Exchange Rule 15c3-1

There are no material differences between the computation presented above and the firm's X-17a(5) Part II(A) Filing.

Schedule II

NORDBERG CAPITAL INC.
(a wholly owned subsidiary of
Nordberg Capital Group, Inc.)

SCHEDULE OF COMPUTATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A OF SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF MARCH 31, 2005

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis.

Schedule III

SCHEDULE RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

AS OF MARCH 31, 2005

The firm is engaged in a general securities business and carried no customer accounts on its books. All customer transactions are cleared through another stock brokerage firm on a fully disclosed basis and the firm does not have possession of customer securities.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

The Board of Directors
Nordberg Capital Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Nordberg Capital Inc. (the "Company"), for the year ended March 31, 2005, we considered its internal control structure, including control activities safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal. control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness *is* a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not *be* detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2005, to meet the SEC's objectives.

Our opinion recognizes that it is not practicable in a company the size of Nordberg Capital Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and alternatively, greater reliance must be placed on surveillance by management. This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

O'Connor Davies Munns & Dobbins, LLP

May 13, 2005
New York, NY